Exhibit 99.1

333 Bloor Street East Toronto, ON M4W 1G9

February 5, 2025

To:	The Toronto Stock Exchange Canadian Securities Regulatory Authorities The Canadian Depository for Securities Ltd. New York Stock Exchange Securities and Exchange Commission

Rogers Communications Inc. – Notice of Meeting and Record Date

Dear Sirs/Madams:

We advise you of the following in connection with the Annual General Meeting of Shareholders:

Meeting Type:	Annual General Meeting:

Record Date for Notice of Meeting:	03/03/2025
Record Date for Voting:	03/03/2025
Beneficial Ownership Determination Date:	03/03/2025
Meeting Date:	04/23/2025
Securities Entitled to Notice:	CLASS A VOTING CLASS B NON-VOTING
Securities Entitled to Vote:	CLASS A VOTING
Meeting Location:	Toronto and online (hybrid meeting)
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	No
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Yours very truly,

/s/ Marisa Wyse
Marisa Wyse Chief Legal Officer and Corporate Secretary

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